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                                                               EXHIBIT (4)(b)(x)

                               [LOGO] METLIFE(R)

                      Metropolitan Life Insurance Company
                  One Madison Avenue, New York, NY  10010-3690

                                  ENDORSEMENT
   Attach to your certificate.  This endorsement is part of your certificate.

The certificate is amended as follows:

All references in the certificate to "systematic withdrawal" are changed to "systematic termination".

The following definition is added to item [1]:

     "Systematic Withdrawal Income Program (SWIP)" refers to an optional automatic withdrawal program in which you may choose to receive periodic payments of either a stated amount or a percentage of your account balance. Payments will start on the date you elect, i.e., the SWIP anniversary.
     SWIP may be stopped at any time. [SWIP payments will be taken pro rata from each investment division and the Fixed Interest Account based on the account balance in each division and Fixed Interest Account at the time a payment is paid, or by some other method to which you and we agree at the time SWIP is elected.] [SWIP is not available if there is an outstanding loan.]

The following sentence is added to the last paragraph of item [3]:

     Whenever SWIP is in effect, deposits may not be made under an automatic procedure (e.g., deposits through [payroll reduction]).

The following paragraph is added to item [6]:

     If you have elected SWIP, the SWIP amount to be paid in each subsequent 12 month period beginning on the SWIP anniversary will, for purposes of the [10%] free corridor provision, be considered a single withdrawal as of the SWIP anniversary. If the SWIP withdrawal is the first in a contract year, withdrawal charges will not apply to any payment until cumulative SWIP payments from the SWIP anniversary exceed the greatest of:
     (i) those deposits, if any, made eight or more deposit years ago, and [(ii) prior to retirement, [10%] of the amount transferred into the certificate (including earnings) from other investment vehicles on a tax-free basis; or
     (iii)  [after retirement], [10%] of your account balance.]

[The following sentence is added to the first paragraph of item [14]:

     Also a loan will not be available if you have elected SWIP.]



/s/ Christine N. Markussen      /s/ Harry P. Kamen

Christine N. Markussen          Harry P. Kamen
Vice-President & Secretary      Chairman, President and Chief Executive Officer



Form G.20247-541